UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

VPGI Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

91828K 20 3

(CUSIP Number)

Joseph R. Rozelle
700 Gemini Street, Suite 100
Houston, Texas 77056
(281) 488-3883

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. [NONE]

1. Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Trident Growth Fund, L.P.

2. Check the Appropriate Box If a Member of a Group (See Instructions).
(a) ☐
(b) ☐

3. SEC Use Only.

4. Source of Funds (See Instructions). WC

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

6.  Citizenship or Place of Organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power.	0

	8.	Shared Voting Power.	6,819,216 (1)

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power.	6,819,216 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 6,819,216 (1)

12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

13. Percent of Class Represented by Amount in Row (11). 97%

14. Type of Reporting Person (See Instructions). PN

(1) Consists of 6,792,271 shares of $0.001 par value common stock (“Common Stock”) of VPGI Corp. (the “Company”), and warrants (“Warrants”) to purchase an aggregate of 26,945 shares of Common Stock at exercise prices ranging from $0.05 to $5.00 and expiring from November 2009 to June 2011, which Warrants are currently exercisable into Common Stock.

CUSIP No. [NONE]

1. Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Trident Management, LLC

2. Check the Appropriate Box If a Member of a Group (See Instructions).
(a) ☐
(b) ☐

3. SEC Use Only.

4. Source of Funds (See Instructions). AF

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

6.  Citizenship or Place of Organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power.	0

	8.	Shared Voting Power.	6,819,216 (1)

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power.	6,819,216 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 6,819,216 (1)

12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

13. Percent of Class Represented by Amount in Row (11). 97%

14. Type of Reporting Person (See Instructions). OO

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the Common Stock of the Company. The address of the principal executive offices of the Company is 700 Gemini Street, Suite 100, Houston, Texas 77056.

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name. This Schedule 13D is being filed jointly by Trident Growth Fund, L.P., a Delaware limited partnership (the “Partnership”) and Trident Management, LLC, a Delaware limited liability company and the sole general partner of the Partnership (the “General Partner”). The Partnership and General Partner are herein together sometimes called the “Reporting Persons”. Set forth on Schedule I and incorporated herein by reference are the name, business address and principal occupation of the members of the General Partner as of the date hereof.

(b) Residence or Business Address. The business address of the Reporting Persons is 700 Gemini Street, Suite 100, Houston, Texas 77056.

(c) Principal Occupation and Business Address. The Partnership is engaged primarily in the business of investing. The General Partner is the sole general of the Partnership and is engaged primarily in the business of investing.

(d) Five Year Criminal Proceedings History. The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Five Year Civil Proceedings History. The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship. The individuals identified on Schedule I, Scotty Cook and Frank DeLape are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The Partnership acquired the securities from its working capital accounts. From time to time, the Partnership may syndicate part of its investments to funds that are under the exclusive control of the Partnership. The Partnership is a Small Business Investment Corporation and borrows funds from time to time pursuant to SBA regulations. The securities were acquired directly from the Company in a private placement.

ITEM 4. PURPOSE OF TRANSACTION.

On November 6, 2006, the Partnership, the holder of 175 shares of the Company’s Series 2004-L preferred stock (the “Preferred Stock”), which represented all of the issued and outstanding shares of Preferred Stock, converted all 175 shares of its Preferred Stock into Common Stock. The Preferred Stock had a liquidation value of $1,750,000 and had accrued dividends payable of $323,419; the Preferred Stock and accrued dividends were converted into a total of 2,073,419 shares of Common Stock at a conversion price of $1.00 per share. The Partnership acquired the Preferred Stock from the Company in November 2004 in exchange for the retirement of certain shares of preferred stock held by the Partnership of a company acquired by the Company.

On November 6, 2006, the terms of an existing loan agreement, as amended (the “Loan Agreement”) between the Company and the Partnership covering the Company’s outstanding convertible debt (the “Convertible Debt”) were modified to reduce the conversion price from the 3-day average closing price of its Common Stock ($2.75 per share as of November 6, 2006) to $0.25 per share. The entire outstanding principal balance and accrued interest totaling $1,179,713 was then converted into 4,718,852 shares of Common Stock, in full satisfaction of the Convertible Debt. The general effect of such modification was that the Partnership received 4,289,865 shares of Common Stock more than it would have received if it had converted the Convertible Debt without the modification. The benefit of the modification to the Company is that virtually all of its outstanding Convertible Debt was eliminated. The Company first entered into the Loan Agreement with the Partnership in November 2004, which Loan Agreement has been amended several times to date. The Partnership Acquired the Warrants from the Company as partial consideration for the initial entry into the Loan Agreement and each subsequent amendment thereto.

The conversion of the Preferred Stock and Convertible Debt into an aggregate of 6,792,271 shares of Common Stock by the Partnership resulted in a change in control of the Company, in that the Partnership acquired beneficial ownership of approximately 97% of the voting securities of the Company. Prior to the transaction, control rested with approximately 15,000 public shareholders, including one shareholder who held beneficial ownership of approximately 30% and another shareholder who held beneficial ownership of approximately 5% of the Company’s voting securities.

Other than as described as described in this Item 4, neither Reporting Persons, nor, to the knowledge of each Reporting Person, any individuals listed on Schedule I, has any current plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13, other than the Reporting Persons plan on seeking an acquisition candidate, an acquisition of a viable business or a buyer of the Company. As of the date hereof, the Reporting Persons have not engaged in any discussions with third parties, preliminary or otherwise, regarding such plans much less entered into any binding agreement. The Reporting Persons reserve the right to develop any plans or proposals specified in clauses (a) through (j) of Item 4 of Schedule 13.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, the Partnership may be deemed to beneficially own an aggregate of 6,819,216 shares of Common Stock, consisting of 6,792,271 shares of Common Stock and 26,945 shares underlying the Warrants, representing approximately 97% of the issued and outstanding shares of Common Stock of the Company as of December 8, 2006.

As of the date hereof, the General Partner may be deemed to indirectly beneficially own an aggregate of 6,819,216 shares of Common Stock, consisting of 6,792,271 shares of Common Stock and 26,945 shares underlying Warrants, representing approximately 97% of the issued and outstanding shares of Common Stock of the Company as of December 8, 2006.

(b) The Reporting Persons have shared voting power over and shared power to dispose of 6,819,216 shares of Common Stock.

(c) Except as described in this report, the Reporting Persons have not effected any transaction in shares of the Company’s Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Power of Attorney for Trident Growth Fund, L.P.

Exhibit 2 Power of Attorney for Trident Management, LLC

Exhibit 3 Joint Filing Exhibit

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2006

TRIDENT GROWTH FUND, L.P.

                                            By: TRIDENT MANAGEMENT, LLC
                             General Partner

                                            By: /s/ Frank DeLape____________
                             Frank DeLape, Managing Member

TRIDENT MANAGEMENT, LLC

 By: /s/ Frank DeLape_________________
                            Frank DeLape, Managing Member

EXHIBIT INDEX

Exhibit 1 Power of Attorney for Trident Growth Fund, L.P.

Exhibit 2 Power of Attorney for Trident Management, LLC

Exhibit 3 Joint Filing Exhibit

SCHEDULE I

Trident Management, LLC
Members

Name and Business Address     Position and Principal Occupation

Scotty D. Cook       Managing Member and Investor
700 Gemini Street, Suite 100
Houston, Texas 77056

Frank DeLape       Managing Member and Investor
700 Gemini Street, Suite 100